Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2025 AND 2024

(Expressed in thousands of Canadian Dollars unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GoldMining Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GoldMining Inc. and its subsidiaries (the Company) as of November 30, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 27, 2026

We have served as the Company’s auditor since 2019.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400

Vancouver, British Columbia, Canada  V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806

Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

GoldMining Inc. Consolidated Statements of Financial Position As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2025	2024
		($)	($)
Assets
Current assets
Cash and cash equivalents	4	24,937	11,880
Restricted cash	4	60	122
Income taxes receivable		158	-
Prepaid expenses and deposits		555	893
Short-term investments	5	1,383	18
Other assets		491	403
		27,584	13,316
Non-current assets
Reclamation deposits		494	494
Exploration and evaluation assets	6	57,998	56,547
Land, property and equipment	7	2,953	3,300
Investment in associate	8	-	7,230
Investment in joint venture		629	1,168
Long-term investments	9	148,303	38,906
		237,961	120,961

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,171	1,602
Due to joint venture		29	26
Due to related parties	16	268	274
Lease liabilities		100	88
Income taxes payable		89	1,992
Withholding taxes payable		253	253
		2,910	4,235
Non-current liabilities
Lease liabilities		199	299
Rehabilitation provisions	10	1,327	1,020
Deferred tax liability	15	3,926	246
		8,362	5,800

Equity
Issued capital	11	214,387	190,785
Reserves	11	14,786	14,050
Share issuance obligation		498	91
Accumulated deficit		(7,703)	(4,436)
Accumulated other comprehensive income (loss)		4,825	(86,731)
Total equity attributable to shareholders of the Company		226,793	113,759
Non-controlling interests	12	2,806	1,402
		229,599	115,161
		237,961	120,961

Commitments (Note 18)

Subsequent events (Note 19)

Approved and authorized for issue by the Board of Directors on February 27, 2026.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Income (Loss) For the years ended November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

		For the year
		ended November 30,
	Notes	2025	2024
		($)	($)
Operating expenses (income)
Consulting fees		549	416
Depreciation	7	346	331
Directors' fees, employee salaries and benefits	16	2,777	2,397
Exploration expenses	6	8,634	10,462
General and administrative		7,910	8,315
Professional fees		2,705	2,015
Share-based compensation	11,12	2,966	2,298
Share of loss in associate	8	346	1,458
Share of loss on investment in joint venture		51	70
Impairment of exploration and evaluation assets		-	74
Recovery on the receipt of mineral property option payments	6	-	(2,260)
		26,284	25,576
Operating loss		(26,284)	(25,576)

Other items
Interest income		314	710
Flow-through recovery	11	101	-
Other expenses		(84)	(90)
Gain on share sales of investment in associate		149	-
Gain on remeasurement of investment in NevGold	8	337	-
Net foreign exchange gain (loss)		52	(291)
Net loss for the year before taxes		(25,415)	(25,247)
Current income tax recovery (expense)	15	239	(1,932)
Deferred income tax recovery (expense)	15	9,844	(168)
Net loss for the year		(15,332)	(27,347)

Attributable to:
Shareholders of the Company		(13,478)	(25,289)
Non-controlling interests		(1,854)	(2,058)
Net loss for the year		(15,332)	(27,347)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income or loss:
Unrealized gain on short-term investments	5	758	8
Unrealized gain (loss) on long-term investments	9	104,290	(6,336)
Deferred tax recovery (expense) on investments	15	(14,435)	838
Items that may be reclassified subsequently to net income or loss:
Foreign currency adjustment reclassified to net loss		(134)	-
Foreign currency translation adjustments		1,020	(176)
Total comprehensive income (loss) for the year		76,167	(33,013)

Attributable to:
Shareholders of the Company		78,025	(31,010)
Non-controlling interests	12	(1,858)	(2,003)
Total comprehensive income (loss) for the year		76,167	(33,013)

Net loss per share, basic and diluted		(0.07)	(0.13)

Weighted average number of shares outstanding, basic and diluted		199,055,992	187,833,126

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity For the years ended November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars, except share and per share amounts)

							Accumulated	Attributable
						Retained	Other	to Shareholders	Non-
		Number of	Issued		Share Issuance	Earnings	Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	Obligation	(Deficit)	Income (Loss)	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2023		183,258,060	176,584	13,493	-	20,176	(81,010)	129,243	3,170	132,413
Options exercised	11	271,189	1,001	(967)	-	-	-	34	-	34
Restricted share rights vested	11	338,288	414	(505)	91	-	-	-	-	-
US GoldMining
Restricted share rights vested		-	-	-	-	(43)	-	(43)	43	-
Warrants exercised		-	-	-	-	5	-	5	1	6
At-the-Market offering:
Common shares issued for cash		-	-	-	-	511	-	511	145	656
Agents' fees and issuance costs		-	-	-	-	(15)	-	(15)	(4)	(19)
At-the-Market offering:
Common shares issued for cash	11	10,873,320	13,114	-	-	-	-	13,114	-	13,114
Agents' fees and issuance costs		-	(328)	-	-	-	-	(328)	-	(328)
Share-based compensation	11	-	-	2,029	-	219	-	2,248	50	2,298
Other comprehensive income (loss)		-	-	-	-	-	(5,721)	(5,721)	55	(5,666)
Net loss for the year		-	-	-	-	(25,289)	-	(25,289)	(2,058)	(27,347)
Balance at November 30, 2024		194,740,857	190,785	14,050	91	(4,436)	(86,731)	113,759	1,402	115,161
Options exercised	11	656,751	956	(512)	-	-	-	444	-	444
Restricted share rights vested	11	444,444	555	(962)	407	-	-	-	-	-
US GoldMining
Options exercised		-	-	-	-	(3)	-	(3)	3	-
Restricted share rights vested		-	-	-	-	(3)	-	(3)	3	-
At-the-Market offering:
Common shares issued for cash	12	-	-	-	-	9,935	-	9,935	3,186	13,121
Agents' fees and issuance costs	12	-	-	-	-	(270)	-	(270)	(81)	(351)
At-the-Market offering:
Common shares issued for cash	11	13,033,493	21,319	-	-	-	-	21,319	-	21,319
Agents' fees and issuance costs	11	-	(533)	-	-	-	-	(533)	-	(533)
Common shares issued in flow-through share financing	11	373,135	399	-	-	-	-	399	-	399
Share-based compensation	11,12	-	-	2,210	-	605	-	2,815	151	2,966
Deferred tax benefits of share issuance costs		-	906	-	-	-	-	906	-	906
Transfer of OCI to accumulated- deficit upon disposal of investment		-	-	-	-	(53)	53	-	-	-
Other comprehensive income (loss)		-	-	-	-	-	91,503	91,503	(4)	91,499
Net loss for the year		-	-	-	-	(13,478)	-	(13,478)	(1,854)	(15,332)
Balance at November 30, 2025		209,248,680	214,387	14,786	498	(7,703)	4,825	226,793	2,806	229,599

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

	For the year ended
	November 30,
	2025	2024
	($)	($)
Operating activities
Net loss for the year	(15,332)	(27,347)
Adjustments for items not involving cash:
Depreciation	346	331
Share-based compensation	2,966	2,298
Share of loss in associate	346	1,458
Gain on share sales of investment in associate	(149)	-
Gain on remeasurement of investment in NevGold	(337)	-
Flow-through recovery	(101)	-
Deferred income tax expense (recovery)	(9,844)	168
Impairment of exploration and evaluation assets	-	74
Recovery on the receipt of mineral property option payments	-	(2,260)
Others	117	172
Net changes in non-cash working capital items:
Other assets	(88)	228
Incomes taxes receivable	(158)	-
Prepaid expenses and deposits	338	486
Accounts payable and accrued liabilities	587	(156)
Incomes taxes payable	(1,903)	1,985
Due to related parties	(6)	35
Cash used in operating activities	(23,218)	(22,528)

Investing activities
Investment in exploration and evaluation assets	-	(306)
Net proceeds from share sales of investment in associate	1,180	-
Net proceeds from share sales of long-term investment	858	-
Purchase of securities	-	(190)
Proceeds recceived from earn-in agreement	55	-
Investment in joint venture	(57)	(206)
Purchase of equipment	-	(243)
Royalty buy-down	-	(99)
Cash generated from (used in) investing activities	2,036	(1,044)

Financing activities
Net proceeds from At-the-Market offering, net of issuance costs	20,786	12,786
Net proceeds from US GoldMining At-the-Market offering, net of issuance costs	12,770	637
Proceeds from US GoldMining warrant exercises, net of issuance costs	-	5
Proceeds from flow-through share issuance	500	-
Proceeds from common shares issued upon exercise of options	444	34
Payment of lease liabilities	(119)	(110)
Cash generated from financing activities	34,381	13,352

Effect of exchange rate changes on cash	(204)	515

Net increase (decrease) in cash and cash equivalents and restricted cash	12,995	(9,705)
Cash and cash equivalents and restricted cash
Beginning of year	12,002	21,707
End of year	24,997	12,002

Supplemental cash flow disclosure:
Cash paid for income taxes	(1,876)	(5)

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Income (Loss) As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009, and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 12.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "U.S. GoldMining Shares" and "U.S. GoldMining Warrants") are listed on the Nasdaq Capital Market ("Nasdaq") under the symbols "USGO" and "USGOW", respectively.

2.	Basis of Preparation

2.1	Statement of Compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS accounting standards"). They were authorized for issue by the Company's Board of Directors on February 27, 2026.

2.2	Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

2.3	Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and the entities it controls. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income (loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests ("NCI").

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. At November 30, 2025, the Company's principal operating subsidiaries are as follows:

Subsidiary	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd.	Northwest Territories, Canada	100
Bellhaven Exploraciones Inc. Sucursal Colombia	Colombia	100
Blue Rock Mining S.A.C.	Peru	100
Brasil Desenvolvimentos Minerais Ltda.	Brazil	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Mineração Ltda.	Brazil	100
GoldMining Exploraciones S.A.S.	Colombia	100
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Colombia	Colombia	100
U.S. GoldMining Inc.	United States	74
US GoldMining Canada Inc.	British Columbia, Canada	74

Non-controlling interests

Non-controlling interest in any less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling party's contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest's share of changes to the subsidiary's equity.

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest's relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company's share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

3.	Material Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive income (loss).

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The consolidated statements of comprehensive income (loss) reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive income (loss) of those investees is presented as part of the Company's other comprehensive income (loss). In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Investments in associates

Investments over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in an associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses. Unrealized gains on transactions between the group and its associates are eliminated to the extent of the group's interest in these entities. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee's operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control, the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs related to the acquisition of exploration rights are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive income (loss).

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive income (loss).

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of income (loss). Investments in equity securities are held for strategic purposes and not held for trading. The Company has made an irrevocable election at initial recognition to classify these investments as FVTOCI, with all subsequent changes in value being recognized in OCI. Cumulative gains and losses in equity securities are not subsequently reclassified to profit or loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investment, reclamation deposits, and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, and due to related parties. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents, restricted cash, and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture and due to related parties are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

●

Short-term and long-term investments in equity securities are classified as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income or loss. Realized gains or losses on investments in equity securities classified as FVTOCI remain in OCI.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and debt instruments measured at FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some may be tested at a cash-generating unit level.

Impairment reviews for exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of three months or less which are subject to an insignificant risk of change in value.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net income (loss) per share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period.

Diluted income per share is computed in a manner similar to basic net income (loss) per share except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

	(years)
Buildings and Camp Structures	5	-	20
Exploration equipment	5
Vehicles	5
Furniture and fixtures	5
Computer equipmen	3
Computer software	1

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. For employees, the fair value is measured at grant date and recognized over the period during which the options vest.

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make accounting policy judgments, make estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at November 30, 2025 the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets.

3.2	Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendment to IFRS accounting standards, which was effective for the accounting period beginning on or after December 1, 2024:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) – The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. This amendment did not have a material impact on the Company's consolidated financial statements.

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

4.	Cash and Cash Equivalents and Restricted Cash

	November 30,	November 30,
	2025	2024
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	4,396	2,999
Term deposits	20,541	8,881
Total	24,937	11,880

Restricted cash in the amount of $60 ( November 30, 2024: $122) relates to term deposits held by the bank as security for corporate financial purposes.

5.	Short-term investments

As of November 30, 2025, the Company's short-term investments consist of equity securities in Galleon Gold Corp. ("Galleon") and Australian Mines Limited (ASX:AUZ) ("AUZ") measured at FVTOCI. Short-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

During the year ended November 30, 2025, the Company received 84,429,563 in ordinary shares of AUZ ("AUZ Shares") with a fair value of $607 (Note 18).

The following tables outline the movement of the Company's short-term investments during the years ended November 30, 2025 and 2024:

		As at November 30,			As at November 30,
		2024			2025
	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in AUZ	84,429,563	-	607	706	1,313
Investment in Galleon	100,000	18	-	52	70
		18	607	758	1,383

		As at November 30,			As at November 30,
		2023			2024
	Number of shares(2)	Fair value ($)	Additions ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in Galleon	100,000	10	-	8	18

(1) As of November 30, 2025

(2) As of November 30, 2024

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

6.	Exploration and Evaluation Assets

	For the year ended
	November 30,
	2025	2024
	($)	($)

Balance at the beginning of year	56,547	56,815
Mineral rights and property acquired	-	99
Mineral property option payment	-	306
Impairment of exploration and evaluation assets	-	(74)
	56,547	57,146
Change in reclamation estimate	273	80
Foreign currency translation adjustments	1,178	(679)
Balance at the end of year	57,998	56,547

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2025	2024
	($)	($)
La Mina	15,695	15,731
Titiribi	12,531	12,560
Crucero	7,452	7,470
Yellowknife	7,419	7,143
Cachoeira	6,171	5,521
São Jorge	5,199	4,652
Yarumalito	1,733	1,736
Whistler	1,104	1,110
Surubim	254	227
Batistão	234	210
Montes Áureos and Trinta	178	159
Rea	28	28
Total	57,998	56,547

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Exploration Expenses

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the year ended
	November 30,
	2025	2024
	($)	($)
Whistler	4,143	8,008
São Jorge	2,559	1,096
Yellowknife	639	84
Titiribi	491	371
Crucero	366	304
La Mina	243	166
Yarumalito	126	291
Rea	39	120
Cachoeira	28	22
Total	8,634	10,462

7.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2023	1,072	2,356	212	548	316	452	4,956
Additions	-	-	12	63	75	156	306
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	35	77	(7)	2	7	15	129
Balance at November 30, 2024	1,107	2,433	217	451	398	623	5,229
Disposition	-	-	(1)	-	-	-	(1)
Impact of foreign currency translation	(3)	(6)	6	4	2	-	3
Balance at November 30, 2025	1,104	2,427	222	455	400	623	5,231

Accumulated Depreciation
Balance at November 30, 2023	-	760	199	145	246	373	1,723
Depreciation	-	157	14	99	22	39	331
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	-	30	(7)	1	3	10	37
Balance at November 30, 2024	-	947	206	83	271	422	1,929
Depreciation	-	160	5	91	30	60	346
Disposition	-	-	(1)	-	-	-	(1)
Impact of foreign currency translation	-	(5)	6	1	2	-	4
Balance at November 30, 2025	-	1,102	216	175	303	482	2,278

Net Book Value
At November 30, 2024	1,107	1,486	11	368	127	201	3,300
At November 30, 2025	1,104	1,325	6	280	97	141	2,953

8.	Investment in Associate

Effective July 13, 2023, the Company concluded that it exercised significant influence over NevGold Corp. ("NevGold") as a result of share ownership exceeding 20% and accounted for its investment using the equity method from that date onward until August 25, 2025.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Equity Method Accounting (to August 25, 2025)

The following outlines the movement in investment in associate during the year ended November 30, 2024, to the date of derecognition on August 25, 2025:

Balance at November 30, 2023	$6,297
Addition pursuant to Option Agreement - January 18, 2024	2,260
Share of loss in NevGold	(1,767)
Share of OCI in NevGold	131
Gain on dilution of ownership interest in NevGold	309
Balance at November 30, 2024	$7,230
Share of loss in NevGold	(1,090)
Share of OCI in NevGold	(52)
Disposition of NevGold shares	(1,053)
Gain on dilution of ownership interest in NevGold	744
Derecognition of investment in associate	(5,779)
Balance at November 30, 2025	$-

The equity accounting for NevGold to the date of derecognition was based on its published results to June 30, 2025, and an estimate of results for the period of July 1, 2025 to August 25, 2025.

The following is a summary of the Condensed Consolidated Interim Statement of loss and comprehensive loss of NevGold for the six months ended June 30, 2025 on a 100% basis, adjusted for differences in the accounting policy between the Company and the former associate was: operating loss of $3,016, accretion of $278, business development of $1,027, consulting fees and salaries of $276, depreciation of $35, occupancy, administrative, and general expenses of $40, transfer agent and listing fees of $74, professional fees of $128, flow through share expenses of $30, net loss attributable to non-controlling interest of $nil, net loss of $3,046, and comprehensive loss of $4,013.

For the year ended November 30, 2025, the Company recorded a net loss of $346 for its equity share in NevGold, comprising a share of loss of $1,090, partially offset by a $744 gain on dilution of ownership interest (2024: net loss of $1,458, comprising a share of loss of $1,767, partially offset by a $309 gain on dilution of ownership interest).

Derecognition of Investment in Associate and Transition to FVTOCI

At November 30, 2024, the Company owned 26,670,250 common shares of NevGold.

During the year ended November 30, 2025, the Company sold a total of 7,596,900 shares of NevGold for $2,038, net of transaction costs.

This total includes:

●	The sale of 4,096,900 shares from December 1, 2024, to August 25, 2025, resulting in a gain of $149 while the investment was still accounted for under the equity method, and
●

The sale of an additional 3,500,000 shares on August 27, 2025, after the investment had been remeasured at fair value and reclassified as a financial asset measured at FVTOCI. This resulted in the Company recognizing a loss in other comprehensive income ("OCI") of $53 as it transferred this amount from OCI to accumulated deficit.

On August 25, 2025, after reducing its ownership interest in NevGold to 19.8%, the Company ceased to exercise significant influence over NevGold and the $5,779 investment in associate was derecognized. As a result of the discontinuation of equity accounting, the Company remeasured the value of its retained investment at a fair value of $5,982 and recognized a gain of $337 as a result of the remeasurement of the NevGold shares of $5,982 and the reclassification of $134 from other comprehensive income to profit and loss. After the August 25, 2025 remeasurement of the investment in NevGold at fair value, it is subsequently being measured at FVTOCI. See note 9.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The gains on remeasurement of investment in NevGold for the year ended November 30, 2025 consisted of the following:

Amount
($)
Gain on loss of significant influence over NevGold	203
Foreign currency adjustment reclassified to net loss	134
Gain on remeasurement of investment in NevGold	337

Almaden Project

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project (now named Nutmeg Mountain) to a subsidiary of NevGold. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares") with a fair value of $2,489.

To exercise the option, NevGold was required to make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments were satisfied by NevGold issuing NevGold Shares.

On January 18, 2024, pursuant to the Option Agreement, the Company received 10,000,000 common shares of NevGold with a fair value of $3,200. As a result, the Company completed the sale of the Almaden Project to a subsidiary of NevGold. The fair value of shares received pursuant to the Option Agreement were taxable in fiscal 2024, resulting in current income tax of $1,925 being recognized in fiscal 2024.

In addition to the option payments made, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:

●	$500 on completion of a positive Preliminary Economic Assessment;
●	$2,500 on completion of a positive Preliminary Feasibility Study; and
●	$4,500 on completion of a positive Feasibility Study.

9.	Long-term Investments

As of November 30, 2025, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC") and NevGold measured at FVTOCI. Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

During the year ended November 30, 2024, the Company acquired 100,000 GRC common shares for $190 including transaction costs, through open market purchases over the facilities of the NYSE.

During the year ended November 30, 2025, the Company's investment in NevGold was reclassified from investment in associate to investment measured through FVTOCI (note 8).

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following tables outline the movement of the Company's long-term investments during the years ended November 30, 2025 and 2024:

		As at November 30,				As at November 30,
		2024				2025
	Number of shares(1)	Fair value ($)	Additions ($)	Disposals ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	38,906	-	-	93,185	132,091
Investment in NevGold(2)	19,073,350	-	5,982	(875)	11,105	16,212
		38,906	5,982	(875)	104,290	148,303

		As at November 30,			As at November 30,
		2023			2024
	Number of shares(3)	Fair value ($)	Additions ($)	Unrealized Losses (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	45,052	190	(6,336)	38,906

(1) As of November 30, 2025

(2) GoldMining has entered into an agreement with NevGold, pursuant to which it has agreed not to, subject to certain customary exceptions, directly or indirectly, sell NevGold Shares in open market transactions through the facilities of the TSX Venture Exchange or other stock exchange or public trading platform until February 27, 2027.

(3) As of November 30, 2024

10.	Rehabilitation Provision

The exploration activities of U.S. GoldMining's Whistler Project are subject to State of Alaska laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision, which is the obligation and responsibility of U.S. GoldMining, is valued under the following assumptions:

	November 30,	November 30,
	2025	2024
Undiscounted amount of estimated cash flows (US$)	386	386
Life expectancy (years)	8	9
Inflation rate	2.00%	2.00%
Discount rate	4.02%	4.18%

During the year ended November 30, 2025, the rehabilitation provision for the Yellowknife Project was revised higher due to changes in the estimated timing of reclamation activities and updated assumptions regarding reclamation costs. The Yellowknife Project rehabilitation provision is expected to be settled in November 2032 and is valued under the following assumptions:

	November 30,	November 30,
	2025	2024
Undiscounted amount of estimated cash flows (CA$)	906	591
Life expectancy (years)	7	6
Inflation rate	2.25%	2.46%
Discount rate	2.86%	2.93%

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2025	2024
	($)	($)
Balance at the beginning of year	1,020	888
Accretion	36	37
Change in estimate	273	80
Foreign currency translation adjustments	(2)	15
Total	1,327	1,020

11.	Share Capital

11.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Programs

On November 24, 2023, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "2023 ATM Program") which replaced the previous ATM program which expired on November 27, 2023, in accordance with its terms. Pursuant to the 2023 ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares") under the 2023 ATM Program. The ATM Shares sold under the 2023 ATM Program were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated November 24, 2023. Unless earlier terminated by the Company or the agents as permitted therein, the 2023 ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2023 ATM Program reached the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024.

On December 20, 2024, the Company entered into a new ATM Program (the "2024 ATM Program") which replaced the 2023 ATM program which expired on December 31, 2024 in accordance with its terms. Pursuant to the 2024 ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2024 ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 20, 2024. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2024 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 24, 2025.

On December 8, 2025, the Company entered into a new ATM Program (the "2025 ATM Program") which replaced the 2024 ATM program which expired on December 24, 2025 in accordance with its terms. Pursuant to the 2025 ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2025 ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 8, 2025. Unless earlier terminated by the Company or the agents as permitted therein, the 2025 ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2025 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 8, 2026.

During the year ended November 30, 2025, the Company issued 13,033,493 (2024: 10,873,320) common shares under the 2024 ATM Program for gross proceeds of $21,319 (2024: $13,114), with aggregate commissions paid to agents of $533 (2024: $328).

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Flow-Through Share Financing

On June 6, 2025, the Company closed a non-brokered private placement of 373,135 common shares, which qualify as flow-through shares within the meaning of the Income Tax Act (Canada) (each a "FT Share") at a price of $1.34 per FT Share for gross proceeds of $500.  The Company will use an amount equal to the gross proceeds from the sale of the FT Shares to incur eligible Canadian exploration expenses that will qualify as flow-through mining expenditures, as such terms are defined in the Income Tax Act (Canada) ("Qualifying Expenditures") in relation to the Company's Yellowknife Gold Project, on or before December 31, 2025.

A fair value of $101 was assigned to the flow-through premium liability based on the residual value method. As of November 30, 2025, the Company has recognized a flow-through recovery of $101 associated with eligible exploration expenditures during the year ended November 30, 2025. As of November 30, 2025, the remaining flow-through premium liability is $nil.

11.2	Reserves

	Restricted Share Rights ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2023	-	9,952	3,541	13,493
Options exercised	-	(967)	-	(967)
Restricted share rights vested	(505)	-	-	(505)
Share-based compensation	523	1,506	-	2,029
Balance at November 30, 2024	18	10,491	3,541	14,050
Options exercised	-	(512)	-	(512)
Restricted share rights vested	(962)	-	-	(962)
Share-based compensation	951	1,259	-	2,210
Balance at November 30, 2025	7	11,238	3,541	14,786

11.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  The Option Plan was approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 15, 2025.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2023	14,945,195	1.60
Granted	2,763,234	1.19
Exercised(1)	(2,029,500)	1.05
Expired	(197,500)	1.02
Balance at November 30, 2024	15,481,429	1.61
Granted	3,047,000	1.88
Exercised(2)	(1,091,984)	1.30
Expired	(1,925,000)	2.82
Forfeited	(245,000)	1.71
Balance at November 30, 2025	15,266,445	1.53

(1)

During the year ended November 30, 2024, the Company issued 271,189 common shares at weighted average trading prices of $1.20. The Common shares were issued pursuant to the exercise of 2,029,500 share options, of which 237,189 common shares were issued pursuant to the exercise of 1,995,500 share options on a net exercise basis.

(2)

During the year ended November 30, 2025, the Company issued 656,751 common shares at weighted average trading prices of $2.11. The Common shares were issued pursuant to the exercise of 1,091,984 share options, of which 254,251 common shares were issued pursuant to the exercise of 689,484 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended November 30, 2025	Year ended November 30, 2024
Risk-free interest rate	2.41%	3.18%
Expected life (years)	2.87	2.87
Expected volatility	42.55%	46.66%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	2.45%	3.69%

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable as of November 30, 2025, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$1.05	-	$1.09	2,905,000	1.09	2.93	2,905,000	1.09	2.93
$1.10	-	$1.59	3,135,000	1.22	3.66	2,415,000	1.22	3.55
$1.60	-	$1.82	3,818,000	1.60	1.98	3,818,000	1.60	1.98
$1.83	-	$1.93	2,442,500	1.83	0.95	2,442,500	1.83	0.95
$1.94	-	$3.88	2,965,945	1.95	4.78	868,195	1.96	4.27
			15,266,445	1.53	2.89	12,448,695	1.48	2.46

The amount of share-based compensation expense recognized for Options during the year ended November 30, 2025, was $1,259 (2024: $1,506), using the Black-Scholes option pricing model.

11.4	Restricted Share Rights

The Company's restricted share rights plan (the "RSRP") was approved by the Board on November 27, 2018, and amended and restated on March 28, 2025. Pursuant to the terms of the RSRP, the Board may designate directors, senior officers, employees and consultants of the Company, eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSRP was approved by the Company's shareholders in accordance with its terms at the Company's Annual General and Special Meeting held on May 15, 2025.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company settles the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of common shares from treasury.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2023	366,530	1.23
Granted	811,298	1.19
Vested	(412,663)	1.23
Balance as at November 30, 2024	765,165	1.19
Granted	379,840	1.94
Vested(1)	(788,819)	1.22
Forfeited	(6,500)	1.19
Balance at November 30, 2025	349,686	1.94

(1)	Subsequent to year end, 418,750 RSRs were net settled, resulting in the issuance of 195,329 GoldMining Shares, with the remaining RSRs used to settle payroll withholding taxes.

The amount of share-based compensation expense recognized for RSRs during the year ended November 30, 2025 was $951 (2024: $523).

12.	Non-Controlling Interests

12.1	U.S. GoldMining equity transactions

As at November 30, 2025 GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 74.4% of U.S. GoldMining's outstanding common shares, and 122,490 U.S. GoldMining Warrants, and has common management of U.S. GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive income (loss), with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to NCI. The NCI in U.S. GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. The NCI in these consolidated financial statements of $2,806 as at November 30, 2025 solely relates to U.S. GoldMining.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

November 30,
2025
($)
Assets
Cash and cash equivalents	10,193
Restricted cash	60
Prepaid expenses and deposits	122
Other assets	100
Land, property and equipment	1,312
Exploration and evaluation assets	79
11,866

Liabilities
Accounts payable and accrued liabilities	446
Withholding taxes payable	253
Rehabilitation provisions	461
Lease liability	124
1,284

Refer to segmented information Note 17 for a breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the years ended November 30, 2025 and 2024:

	For the year ended	For the year ended
	November 30, 2025	November 30, 2024
	($)	($)
Cash used in operating activities	(8,114)	(10,506)
Cash used in investing activities	-	(235)
Cash generated from financing activities	12,757	600

Effect of exchange rate changes on cash	(56)	228

Net increase (decrease) in cash and cash equivalents and restricted cash	4,587	(9,913)
Cash and cash equivalents and restricted cash
Beginning of year	5,666	15,579
End of year	10,253	5,666

U.S. GoldMining At-the-Market Equity Program

On May 15, 2024, U.S. GoldMining entered into an At-the-Market Offering Agreement with a syndicate of agents for an ATM facility (the " U.S. GoldMining ATM Program"). Pursuant to the U.S. GoldMining ATM Program, U.S. GoldMining could originally sell up to US$5.5 million of U.S. GoldMining Shares from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share sold under the U.S. GoldMining ATM Program was payable to the agents in connection with any such sales.

On September 30, 2025, U.S. GoldMining Inc. filed a prospectus supplement to increase the maximum number of U.S. GoldMining Shares, issuable pursuant to the U.S. GoldMining Offering Agreement. Pursuant to the increased offering, U.S. GoldMining could originally sell up to US$7.6 million of U.S. GoldMining Shares from time to time through the sales agents, which does not include the U.S. GoldMining Shares having an aggregate gross sales price of approximately US$4.8 million that were sold pursuant to the U.S. GoldMining ATM Program prior to September 30, 2025. The securities that may be offered under the U.S. GoldMining ATM Program have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended November 30, 2025, U.S. GoldMining sold 810,472 (2024: 45,699) common shares under the U.S. GoldMining ATM Program, for gross proceeds of $13,121 (US$9.36 million) (2024: $656 (US$0.48 million)). As a result, the Company recorded a dilution gain in equity of $9,935 (2024: $511), or $9,665 (2024: $496) net of agents' fees and issuance costs.

12.2	U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

The following outlines the movements in U.S. GoldMining's stock options:

	Number of Options	Weighted Average Exercise Price (US$)
Balance at November 30, 2023	82,500	10.00
Granted	106,050	10.00
Forfeited	(3,000)	10.00
Balance at November 30, 2024	185,550	10.00
Granted	140,500	10.00
Exercised(1)	(33,750)	10.00
Forfeited	(12,500)	10.00
Balance at November 30, 2025	279,800 (2)	10.00

(1) 7,126 U.S. GoldMining Shares were issued pursuant to the exercise of 33,750 U.S. GoldMining stock options on a net exercise basis.

(2) As at November 30, 2025, outstanding U.S. GoldMining stock options have a weighted average remaining contractual life of 3.41 years.

The fair value of U.S. GoldMining stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended November 30, 2025	Year ended November 30, 2024
Share price at grant date (US)	$8.74	$5.25
Risk-free interest rate	4.32%	4.45%
Expected life (years)	3.00	3.00
Expected volatility(1)	55.45%	54.94%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%

(1) As there was limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the stock options.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

During the year ended November 30, 2025, U.S. GoldMining recognized share-based compensation expense of $577 (2024: $248) for stock options granted.

12.3	U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. During the year ended November 30, 2024, performance conditions were met for 95,250 Restricted Shares which were released. As at November 30, 2025, 254,000 Restricted Shares remain outstanding, subject to certain performance conditions.

During the year ended November 30, 2025, U.S. GoldMining recognized a recovery of share-based compensation expense of $21 (2024: share-based compensation expense of $21), related to U.S. GoldMining's Restricted Shares.

12.4	U.S. GoldMining Restricted Share Units

During the year ended November 30, 2025, U.S. GoldMining granted 20,050 restricted share units ("RSUs") to certain officers, directors, and employees at a weighted average fair value of US$8.55. The RSUs vest in four equal annual instalments during the recipient's continual service with U.S. GoldMining. The compensation expense was calculated based on the fair value of the RSUs as determined by the closing value of U.S. GoldMining's common stock at the date of the grant. The compensation expense is recognized over the vesting period of the RSUs. Share-based compensation of $200 (US$0.14 million) was recognized for the year ended November 30, 2025, related to U.S. GoldMining's RSUs.

The following outlines the movements in U.S. GoldMining's RSUs:

	Number of RSUs	Weighted Average Value (US$)
Balance as at November 30, 2024	-	-
Granted	20,050	8.55
Vested	(10,889)	8.32
Forfeited	(600)	8.32
Balance at November 30, 2025	8,561	8.86

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

12.5	U.S. GoldMining Warrants

The following outlines the movements in U.S. GoldMining's common stock purchase warrants:

	Number of Warrants	Weighted Average Exercise Price (US$)
Balance at November 30, 2023	1,741,292	13.00
Exercised	(300)	13.00
Balance at November 30, 2024 and 2025	1,740,992	13.00

As at November 30, 2025, outstanding U.S. GoldMining common stock purchase warrants have a remaining contractual life of 0.40 years and an expiry date of April 24, 2026.

13.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets, including long-term investments.

At November 30, 2025, the Company's capital structure consists of the equity of the Company (Note 11). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

14.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investments, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

14.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

14.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated financial assets are as follows:

	As at November 30,	As at November 30,
	2025	2024
	($)	($)
Assets
United States Dollar	156,047	46,417
Australian Dollar	1,313	-
Brazilian Real	-	27
Colombian Peso	307	428
Total	157,667	46,872

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $185.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at November 30, 2025 would have an impact, net of tax, of approximately $11,426 on other comprehensive income for the year ended November 30, 2025. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at November 30, 2025 would have an impact of $2,377 on net loss for the year ended November 30, 2025.

14.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

14.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors the financial institutions where its deposits are held.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

14.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2025, the Company has working capital (current assets less current liabilities) of $24,674.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents and restricted cash of $10,253 and other assets of $1,613 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 12.1).

The Company has current cash and cash equivalent balances, access to its 2025 ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal.

As of November 30, 2025, the Company owns securities in the following publicly listed companies:

Equity Holdings	Exchange	Number of Securities	Fair Value(1)
U.S. GoldMining	NASDAQ	9,878,261 shares 122,490 warrants	$136.4 million (US$97.6 million)(2)
Gold Royalty Corp.	NYSE American	21,533,125 shares	$132.1 million (US$94.5 million)
NevGold	TSX-V	19,073,350 shares	$16.2 million(3)
Australian Mines Limited	ASX	84,429,563 shares	$1.3 million (AUD$1.4 million)(4)
Galleon Gold Corp.	TSX-V	100,000 shares	$0.1 million
(1)	Fair values based upon the closing price of the applicable securities as of November 30, 2025.
(2)	Includes fair value of warrants held by the Company.
(3)	Standstill agreement in place until February 27, 2027 (Note 9).
(4)	Subject to a six month hold period expiring on February 28, 2026.

GoldMining believes that, taking into account its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC, NevGold, AUZ and Galleon shares and access to its 2025 ATM Program, it will be able to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

14.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its short-term and long-term investments (the "Equity investments". The Company does not actively trade its Equity investments. The share prices of Equity investments are impacted by various underlying factors including commodity prices. Based on the Company's Equity investments held as at November 30, 2025, a 10% change in the share prices of its Equity investments would have an impact, net of tax, of approximately $12,948 on other comprehensive income for the year ended November 30, 2025.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

15.	Income Tax

15.1	Income taxes

	For the year ended
	November 30, 2025	November 30, 2024
	($)	($)
Current income tax expense (recovery)	(239)	1,932
Deferred income tax expense (recovery)	(9,844)	168
Income tax expense (recovery)	(10,083)	2,100

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of comprehensive income (loss) for the years ended November 30, 2025 and 2024 is as follows:

	For the year ended
	November 30, 2025	November 30, 2024
	($)	($)
Net loss for the year	(25,415)	(25,247)
Canadian statutory income tax rate	27.00%	27.00%
Expected tax recovery	(6,862)	(6,817)
Non-deductible permanent differences	2,543	1,645
Future withholding taxes	(29)	240
Change in unrecognized deferred tax assets	(6,246)	7,364
Other	511	(332)
Tax expense (recovery) for the year	(10,083)	2,100

15.2	Deferred Income Tax Assets and Liabilities

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	As at November 30,	As at November 30,
	2025	2024
	($)	($)
Non-capital loss carry-forward	7,512	13,479
Mineral properties	3,406	2,871
Others	392	1,206
Unrecognized deferred tax assets	11,310	17,556

	As at November 30,	As at November 30,
	2025	2024
	($)	($)
Deferred tax assets (liabilities)
Long-term and short-term investments	(18,966)	(4,421)
Non-capital losses carry-forward	14,786	4,421
Future withholding tax	(217)	(246)
Others	471	-
Net deferred tax liabilities	(3,926)	(246)

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

Deferred tax assets that can not be offset against deferred tax liabilities have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future.

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. As at November 30, 2025, the Company has non-capital losses of $60,417 in Canada which will expire between 2029 and 2045. The Company has non-capital losses of $21,184 in the United States of which $1,254 will expire between 2035 and 2038 and $19,930 may be carried forward indefinitely.

16.	Related Party Transactions

16.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2025, the Company incurred $22 (2024: $384) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2025, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

16.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the year ended November 30, 2025:

	For the year ended
	November 30,	November 30,
	2025	2024
	($)	($)
Management fees	295	295
Director and officer fees	595	632
Share-based compensation	1,401	1,135
Total	2,291	2,062

As at November 30, 2025, $267 was payable to key management personnel for services provided to the Company ( November 30, 2024: $274). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

17.	Segmented Information

The Company conducts its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at November 30,	As at November 30,
	2025	2024
	($)	($)
Canada	156,661	54,308
Colombia	31,308	31,414
Brazil	12,665	11,936
Peru	7,452	7,470
United States	2,291	2,517
Total	210,377	107,645

	Total operating loss
	For the year ended
	November 30, 2025	November 30, 2024
	($)	($)
Canada	11,880	14,288
United States	8,383	7,506
Brazil	3,997	1,961
Colombia	1,637	1,483
Peru	387	338
Total	26,284	25,576

The Company's total assets, liabilities, operating loss and net loss for its two operating segments, U.S. GoldMining and others are detailed below:

	Total assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
U.S. GoldMining(1)	12,891	8,707	1,284	1,319
Others(2)	225,070	112,254	7,078	4,481
Total	237,961	120,961	8,362	5,800

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

	For the year ended November 30, 2025			For the year ended November 30, 2024
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Operating expenses (income)
Consulting fees	88	461	549	12	404	416
Depreciation	253	93	346	219	112	331
Directors' fees, employee salaries and benefits	603	2,174	2,777	462	1,935	2,397
Exploration expenses	4,143	4,491	8,634	8,009	2,453	10,462
General and administrative	2,885	5,025	7,910	1,989	6,326	8,315
Professional fees	695	2,010	2,705	989	1,026	2,015
Share-based compensation	756	2,210	2,966	269	2,029	2,298
Share of loss on associate	-	346	346	-	1,458	1,458
Share of loss on investment in joint venture	-	51	51	-	70	70
Impairment of exploration and evaluation assets	-	-	-	-	74	74
Recovery on the receipt of mineral property option payments	-	-	-	-	(2,260)	(2,260)
	9,423	16,861	26,284	11,949	13,627	25,576
Operating loss	(9,423)	(16,861)	(26,284)	(11,949)	(13,627)	(25,576)

Other items
Interest income	191	123	314	598	112	710
Flow-through recovery	-	101	101	-	-	-
Other expenses	(35)	(49)	(84)	(37)	(53)	(90)
Gain on share sales of investment in associate	-	149	149	-	-	-
Gain on remeasurement of investment in NevGold	-	337	337	-	-	-
Net foreign exchange gain (loss)	(8)	60	52	(4)	(287)	(291)
Net loss for the year before taxes	(9,275)	(16,140)	(25,415)	(11,392)	(13,855)	(25,247)
Current income tax recovery (expense)	(5)	244	239	(7)	(1,925)	(1,932)
Deferred income tax recovery (expense)	-	9,844	9,844	-	(168)	(168)
Net loss for the year	(9,280)	(6,052)	(15,332)	(11,399)	(15,948)	(27,347)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

18.	Commitments

Boa Vista Joint Venture Project

On July 1, 2025, Cabral Resources Limited, the Company's wholly-owned subsidiary ("Cabral"), and the Company's joint venture partner, Majestic D&M Holdings LLC ("Majestic"), entered into a binding term sheet for an earn-in agreement (the "Earn-In Agreement") with Australian Mines Limited, pursuant to which, among other things, Cabral and Majestic granted AUZ the right to acquire up to an 80% interest in the Company's Boa Vista Gold Project ("Boa Vista Project"), located in the Tapajós Gold Province, Pará State, Brazil.

Upon execution of the Earn-In Agreement, AUZ made an initial cash payment of $55 to Cabral for the purpose of satisfying the annual option renewal costs.

Under the terms of the Earn-In Agreement, AUZ may acquire 51% of the project by, among other things, incurring minimum exploration expenditures of $4,117 (AU$4.5 million) on or before August 28, 2028, making three annual cash payments to the Company of $0.25 million each during such period and issuing to the Company and Cabral

$915 (AU$1 million) of AUZ shares based on the volume weighted average volume of such shares for the 20-days preceding the applicable notice of exercise of such option. The Company is to receive 84.05% of such consideration in accordance with its proportionate interest in the project.

AUZ may earn an additional 19% interest in the project after exercising its initial option by incurring minimum annual expenditures of AU$1 million on the project and completing a feasibility study demonstrating at least 250,000 ounces of mineral reserves within three years of exercising its initial option. Within 90 days of exercise of such additional option, AUZ may earn an additional 10% interest in the project by either (at the Company's option) providing certain anti-dilution rights and making a payment to the Company of the greater of $4,575 (AU$5 million) and an amount based on the value of the then-current mineral resource at the project, with measured, indicated and inferred resources valued at AU$20, AU$15 and AU$2.50 per ounce (less 300,000 ounces in the case of inferred resources.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The rights to the Boa Vista Project are 100% held by Golden Tapajós Mineração Ltda. ("GT"), a Brazil limited company owned and operated by Boa Vista Gold Inc. ("BVG"), a joint venture company owned 84.05% by Cabral and 15.95% by Majestic.

On August 28, 2025, in consideration for granting the earn-in right, AUZ issued $898 (AU$1.0 million) in AUZ Shares, calculated based on a deemed issue price per AUZ Share equal to AU$0.01, being the twenty-day volume-weighted average price ("VWAP") for AUZ Shares immediately prior to the date of execution of the Earn-In Agreement, to Cabral and Majestic on a pro rata basis in proportion to their respective shareholding in BVG. The Company received 84,429,563 shares of AUZ, with a fair value of $607 (AU$0.675 million), completing all conditions precedent to the Earn-In Agreement.

If the option is exercised in full, the Company will retain a 20% interest in the Boa Vista Project at such time.

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024, September 13, 2024 and October 9, 2025, the Company's subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$100,000 on or before March 31, 2026.

The following table summarizes the Company's contractual obligations (excluding commitments for long-term leases disclosed as lease liabilities) as at November 30, 2025, including payments due for each of the next five years and thereafter.

	Amount ($)
Due within 1 year	262
1 – 3 years	163
3 – 5 years	-
More than 5 years	-
Total	425	(1)

(1) Includes $20 related to low value assets, $154 related to short-term leases and $251 related to non-lease components of leases on the date of inception of each lease agreement.

GoldMining Inc. Notes to Consolidated Financial Statements As at November 30, 2025 and 2024 (Expressed in thousands of Canadian dollars unless otherwise stated)

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.

19.	Subsequent Events

On January 19, 2026, a subsidiary of the Company entered into a $1.25 million credit facility with The Toronto-Dominion Bank, secured by a one-year cashable guaranteed investment certificate. Subsequently, on February 20, 2026, the subsidiary issued an irrevocable letter of credit in the amount of $0.98 million to the Minister of Crown–Indigenous Relations and Northern Affairs Canada in connection with the receipt of certain land use and water permits for the Yellowknife Gold Project.

Subsequent to November 30, 2025, the Company had sales of 4,287,500 ATM Shares under the 2025 ATM Program for gross proceeds of approximately $9.32 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.2 million.

Subsequent to November 30, 2025, U.S GoldMining issued 30,979 common shares under the U.S. GoldMining ATM Program for gross proceeds of approximately $0.44 million (US$0.32 million).

On December 12, 2025, U.S. GoldMining Inc. filed a prospectus supplement to increase the maximum number of U.S. GoldMining Shares, issuable pursuant to the U.S. GoldMining Offering Agreement. Pursuant to the increased offering, U.S. GoldMining may sell up to US$6.1 million of U.S. GoldMining Shares from time to time through the sales agents, which does not include the U.S. GoldMining Shares having an aggregate gross sales price of approximately US$10.1 million that were sold pursuant to the U.S. GoldMining ATM Program prior to December 12, 2025.